COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Publicly Traded Company with Authorized Capital
C.N.P.J/M.F. n.º 47.508.411/0001-56

MINUTES OF GENERAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING
HELD ON APRIL 29, 2005

1-	DATE AND VENUE: On April 29, 2005, at 4:00 PM, in the Company’s head office, located in the City of São Paulo, São Paulo State, at Avenida Brigadeiro Luiz Antônio nº 3.142.
2-	NOTICE: Meeting Call published in the Diário Oficial do Estado de São Paulo on April 14, 15 and 16, 2005, pages 28, 59 and 53, and in Folha de São Paulo on April 14, 15 and 16, 2005, pages A10, A16 and B6, respectively.

3-	QUORUM: Shareholders representing 74.566% of the voting capital, according to the signatures in the shareholders’ attendance book.
4-	COMPOSITION OF THE BOARD: Chairman: Valentim dos Santos Diniz, Secretary: Marise Rieger Salzano.
5-	SUMMARY OF THE DELIBERATIONS: The General Meeting, unanimously, abstaining those legally impeded:

IN THE GENERAL MEETING:

5.1.	approved the balance sheet and financial statements regarding the year finished in December 31st, 2004, with no further remarks, which were published in Diário Oficial do Estado de São Paulo on February 26th, 2005, page 63, and in Folha de São Paulo in February 25th, 2005, page A7;

5.2.	approved the Company’s capital budget for the year of 2005, elaborated by the Board and submitted for approval of the General Meeting, complying with article 196, Law# 6,404/76;

5.3.	approved the Board’s Proposal regarding the destination of the Net Income of 2004, specially regarding the approval of the distribution of the mandatory dividends in the amount of R$ 89,059,196.94, corresponding to R$ 0.75138 per 1,000 common shares and R$ 0.82652 per 1,000 preferred shares. The payment of the dividends will be on June 22, 2005.

IN EXTRAORDINARY MEETING:

5.4.	approved the Board’s Proposal about the capitalization of earnings reserve accumulated in previous fiscal years, which were used in the expansion of Company’s business , in the amount of R$ 164,374,710.59 (one hundred and sixty four million, three hundred and seventy four thousand, seven hundred and ten reais and fifty nine centavos), as follows:

•	Expansion Reserves, constituted in the Meeting of April 30, 2004, in the amount of R$ 147,937,239.55;
•	Retained Earnings Reserve, based on capital budget, in the amount of R$ 16,437,471.04.

5.5.	approved the Capital Increase, without shares issue, in the amount of R$ 164,374,710.59 (one hundred and sixty four million, three hundred and seventy four thousand, seven hundred and ten reais and fifty nine centavos), regarding the capitalization mentioned in the previous item, increasing the Company’s Capital Stock from R$ 3,509,420,736.98 to R$ 3,673,795,447.57. Consequently the “caput” of article 4th of the Company’s By-Laws will be the following:

“Article 4th (“caput”) – The Company’s Capital Stock is R$ 3,673,795,447.57 (three billion, six hundred and seventy three million, seven hundred and ninety five thousand, four hundred and forty seven reais and fifity seven centavos), fully paid and divided in 113,522,239,433 (one hundred and thirteen billion, five hundred and twenty two million, two hundred and thirty nine thousand, four hundred and thirty three) shares without par value, of which 63,470,811,399 (sixty three billion, four hundred and seventy million, eight hundred and eleven thousand, three hundred and ninety nine) are common shares and 50,051,428,034 (fifty billion, fifty one million, four hundred and twenty eight thousand, thirty four) are preferred shares.”

6-	DOCUMENTS FILED IN THE ADMINSTRATIVE HEADQUARTERS:
a)	Meetings Notice;
b)	Financial Statements, Management Report and Independent Auditors Opinion; Board’s Proposal.
c)	Board’s Proposal.

7-	CLOSURE: Having nothing further to decide, the meeting was closed and this minute was registered, in summary form, read, verified and agreed upon, signed by the participant shareholders and by the auditors.

Signatures: Valentim dos Santos Diniz - Presidente da Mesa; Marise Rieger Salzano - Secretária. Shareholders: Valentim dos Santos Diniz; Pão de Açúcar S/A Indústria e Comércio, Península Participações Ltda. and Abílio dos Santos Diniz, the latter three represented by their attorney in fact, Marise Rieger Salzano, and the auditing company Ernst & Young Auditores Independentes S.S., by its legal representative.

São Paulo, April 29, 2005

This is a true copy of the Original Document

_____________________________
Valentim dos Santos Diniz
Chairman of the Board

Attorney’s Signature: ____________________
Marise Rieger Salzano – OAB/SP nº 85.251